Mail Stop 4561
      October 28, 2005



Michael J. Skellern
Chief Executive Officer and President
Universal Guardian Holdings, Inc.
4695 MacArthur Court, Suite 300
Newport beach, CA  92660

      Re:	Universal Guardian Holdings, Inc.
Registration on Form SB-2
File No. 333-128785
Filed October 3, 2005

Dear Mr. Skellern:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should make changes in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm to us that Universal Guardian has received the $525,000 from Mercator Momentum Fund and Monarch Pointe Fund in consideration of the 5,250 shares of series `B` preferred shares.

2. Please revise your summary to describe all the material terms of the transaction with Mercator Momentum Fund and Monarch Pointe Fund including, but not limited to, limitations on the amount of outstanding stock that may be held by Mercator Momentum Fund and Monarch Pointe Fund at one time.

Risk Factor, page 7

3. We note that under the Subscription Agreement, Universal
Holdings
may not enter into any debt or equity financing without the consent of Mercator Momentum Fund and Monarch Pointe Fund. Refer to
Section
4(f) of the Subscription Agreement. Please discuss this under the Risk Factor section, MD&A and Description of Securities sections.

A large number of common shares are issuable upon exercise of outstanding common shares purchase options or warrants or the conversion of outstanding convertible preferred shares, page 12

4. Please revise to discuss Mercator Momentum Fund and Monarch
Pointe
Fund`s incentive to immediately convert their preferred shares and
sell the shares they receive.   In this regard, it appears that
Mercator Momentum Fund and Monarch Pointe Fund may convert their shares at a price below market value.

Use of Proceeds, page 5

5. Please quantify the proceeds from the sale of the series `B" preferred shares and provide the disclosure required by Item 504 of
Regulation S-B. In this connection, we note the limitation on the use of proceeds from the sale of the series `B` preferred stock in
Section 4.(c) of the Subscription Agreement.

Description of Equity Securities, page 49

6. Please revise here and in the Selling Stockholders section to provide detailed disclosure of the conversion feature of the series
`B` preferred shares. In this regard, we note your disclosure in the
Certificate of Designation of Preferences and Rights of Series B Convertible Preferred Stock.. Also, briefly discuss the right of first refusal that was granted to the purchasers pursuant to Section
4(f) of the Subscription Agreement. Finally, revise to provide a detailed discussion of a "default". For example, describe the events that constitute a default and quantify the penalty for each default.


      * * * * *


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Jeffrey A. Shady at 202-551-3471 or me at 202-
551-3780 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief


cc: 	John M. Woodbury (via facsimile)

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Michael J. Skellern
Universal Guardian Holdings, Inc.
October 28, 2005
Page 4